Exhibit 1   ---English Translation


                                                                  March 23, 2004

Dear Shareholders:

Thank you for your understanding and cooperation regarding Corporate Reorganization Proceedings of Crosswave Communication Inc.
("CWC")

Aiming to rehabilitate the business of CWC by transferring it to a third party, I successfully transferred the business operation of CWC to NTT Communications Corporation as of December 15, 2003, after consulting creditors and then obtaining the Tokyo District Court's approval on December 12, 2003.

Although the deadline for submission of a reorganization plan prepared by the Reorganization Administrator to the Court was March 25, 2004, the Court granted an extension of the deadline for the submission by the Reorganization Administrator to June 10, 2004 because, some reorganization transactions, such as arrangement for transferring services for former CWC customers had not been completed. In addition, under the Corporation Reorganization Law, certain interested parties, including shareholders, creditors and CWC, are entitled to file a reorganization plan proposal, but the deadline for these parties is May 31, 2004.

My investigation found that CWC's liabilities had exceeded its assets as of August 28, 2003, the date of the commencement of the Reorganization Proceedings. I plan to prepare and file a reorganization plan in which all existing shares shall be extinguished without compensation following current practice in Japan. Please be advised that shareholders in a company whose liabilities exceeds its assets are not entitled to vote at any occasions in the company under the Corporate Reorganization Law of Japan. As a result, CWC shareholders are NOT entitled to vote on reorganization plan proposed to creditors.

If and when such a reorganization plan proposal is adopted by sufficient numbers of creditors and approved by the Court, all outstanding shares shall be extinguished without compensation, I would ask you to turn in your stock certificates to me, as part of the procedures.

Thank you again for your understanding.




Sincerely yours,
Masaaki Oka
Reorganization Administrator
Crosswave Communications Inc.